Exhibit 99.1

China Yuchai Announces Board Changes

SINGAPORE, May 14, 2021/PRNewswire/ - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that that Mr. Li Hanyang has been appointed as a Director of China Yuchai effective May 12, 2021. Mr. Li replaces Dr. Han Yiyong who retired as a Director of the Company effective as of April 30, 2021.

Mr. Li was recently appointed Chairman of the Board of the Company’s main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”). Mr. Li started his career at GYMCL as a production preparation section chief in 1993 and quickly rose to greater management responsibilities in 1995, and then he was promoted to factory manager at several plants before becoming the deputy general manager of GYMCL in 2000. Since 2002, Mr. Li has served as chief engineer, director, and chairman of Guangxi Yuchai Machinery Group Co., Ltd. and its subsidiaries.

Mr. Li holds a Bachelor’s degree in mechanical design and manufacturing from Tsinghua University and an MBA from the School of Management, Huazhong University of Science and Technology.

The China Yuchai Board of Directors welcomes Mr. Li and also thanks Dr. Han for his contributions to the success of the Company since he joined the Board in 2010.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, GYMCL, engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, GYMCL distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2020, GYMCL sold 430,320 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai’s and the joint venture’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. Among others, if the COVID-19 pandemic is not effectively and timely controlled, our business operations and financial condition may be materially and adversely affected due to a deteriorating market for automotive sales, an economic slowdown in China and abroad, a potential weakening of the financial condition of our customers, or other factors that we cannot foresee. All forward-looking statements are applicable only as of the date it is made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-521-4050

Email: cyd@bluefocus.com